Exhibit 99.5

BRAGG GAMING GROUP FIRST QUARTER

REVENUE RISES 18.1% TO €22.9 MILLION (USD $25.2 MILLION)

Gross Profit Rises 22% to €12.2 Million (USD $13.4 Million)

Reflecting Higher Revenue and 170 Basis Point Improvement in Gross Profit Margin to 53.5%

Adjusted EBITDA Improves 28.1% to €3.9 Million (USD $4.3 Million)

Reiterates Full Year 2023 Guidance for Revenue of €93-97 million (US $102.2-106.6 Million) and Adjusted EBITDA of €14.5-16.5 million (US $15.9-18.1 Million); Midpoint Implies Revenue Growth of 12% and AEBITDA Growth of 28% over Full Year 2022

TORONTO, May 10, 2023 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) ("Bragg" or the "Company"), a global B2B content-driven iGaming technology provider, today reported record financial results for the first quarter of 2023. The Company also reiterated its growth targets for full year 2023 revenue and Adjusted EBITDA.

Summary of 1Q23 Financial and Operational Highlights

Euros (millions)(1)	1Q23		1Q22		Change
Revenue	€22.9		€19.4		18.1%
Gross profit	€12.2		€10.0		22.0%
Gross profit margin	53.5%		51.8%		170	bps
Adjusted EBITDA(2)	€3.9		€3.0		28.1%
Adjusted EBITDA margin	17.0%		15.7%		130	bps
Wagering revenue	€5.2	B	€3.8	B	35.7%

(1)	Bragg’s reporting currency is Euros. The exchange rate provided is USD $1.00 = €0.91. Due to fluctuating currency exchange rates, this reference rate is provided for convenience only.

(2)	Adjusted EBITDA is a non-IFRS measure. For important information on the Company’s non-IFRS measures, see “Non-IFRS Financial Measures” below.

Chief Executive Officer Commentary

“We extended our momentum in the first quarter with the strong growth reflecting the continued success of our initiatives to diversify the business towards being a content-driven iGaming solutions provider in a growing number of North American and European markets,” said Yaniv Sherman, Chief Executive Officer for Bragg. “We generated record first quarter revenue of EUR €22.9 million (USD $25.2 million), gross profit of EUR €12.2 million (USD $13.4 million), and Adjusted EBITDA of EUR €3.9 million (USD $4.3 million), marking gains of 18%, 22% and 28%, respectively, over 1Q22 levels. These results include the benefit of growing contributions from higher margin proprietary and exclusive third-party games, and platform solutions which helped drive a 170-basis point year-over-year improvement in our gross profit margin to 53.5%.

“We continue to make consistent progress in scaling the distribution of our new in-house developed and exclusive third-party content, launching with an additional six operators in three North American markets and eight operators in five European markets to date in 2023, including our first entry with new proprietary content in Pennsylvania, Mexico, Italy and Belgium. So far in 2023 we have launched 26 new proprietary and exclusive games globally as we continue to optimize the cadence of our new game releases. The pace of our new game releases is expected to accelerate in the second half of the year which we believe will further strengthen our foundation to deliver meaningful revenue and cash flow growth while we make consistent progress on our mid-term goal of growing gross profit margin to approximately 60%.”

Mr. Sherman concluded, “Our start to 2023 demonstrates our ability to successfully deliver strong near-term finanacial performance as we continue to successfully execute on our plan to drive consistent profitable revenue growth and increasing cash flow. As reflected by the midpoints of our 2023 full year revenue and Adjusted EBITDA growth targets of 12% and 28%, respectively, Bragg has significant underlying business momentum and we are confident that we will continue to extend this momentum and create new near- and long-term shareholder value.”

First Quarter 2023 and Recent Business Highlights

●	New content and new RGS technology rollout continued with 1Q23 launches in New Jersey with DraftKings, Caesars, Resorts and Mohegan Sun
●	Entered Belgium iGaming market in February, launching proprietary content with market leader Naploeon Sports and Casino
●	Continued growth in Switzerland, launching content with three new local online casino operators since January 1, 2023
●	Entered Mexico iGaming market in April with market leader Caliente Interactive
●	Entered Italy iGaming market in April with leading local games distributer Microgame
●	New content and new RGS technology went live in Pennsylvania in May with Rush Street Interactive

First Quarter 2023 Financial Results and other Key Metrics Highlights

●	Revenue increased by 18.1% to €22.9 million (USD $25.2 million) compared to €19.4 million (USD $21.3 million) in 1Q22.
●	Wagering revenue generated by customers of €5.2 billion (USD $5.7 billion) increased from €3.8 billion (USD $4.2 billion) in 1Q22.
●	Gross profit increased 22.0% to €12.2 million (USD $13.4 million) from €10.0 million (USD $11.0 million) in 1Q22, representing a gross profit margin of 53.5%. Gross profit in 1Q23 reflects a change in product mix towards turn-key Player Account Management (“PAM”) customers, managed services and proprietary content, resulting in improved gross profit and Adjusted EBITDA compared to the year-ago period.
●	Net loss for the period was €0.5 million (USD $0.5 million), an improvement from a net loss of €0.7 million (USD $0.8 million) in 1Q22, primarily due to the higher gross profit and lower corporate, professional and sales and marketing costs, partially offset by increases in total employee costs, depreciation and amortization, and IT and hosting costs.
●	Adjusted EBITDA was €3.9 million (USD $4.3 million), an increase of 28.1% compared to €3.0 million (USD $3.3 million) in 1Q22, representing an Adjusted EBITDA margin of 17.0%, compared to 15.7% in 1Q22.
●	Cash flow from operations was €6.4 million (USD $7.0million), an increase of €2.5 (USD $2.7 million) compared to 1Q22.
●	Cash and cash equivalents as of March 31, 2023 was €15.1 million (USD $16.6 million) and net working capital, excluding deferred consideration, was €7.7 million (USD $8.5 million).

Reiterates Full Year 2023 Revenue and Adjusted EBITDA Guidance

Bragg today reiterated its 2023 full year revenue and Adjusted EBITDA guidance originally provided on March 21, 2023. The Company expects revenue to rise approximately 10% to 15% to €93-97 million (US $102.2-106.6 million) and Adjusted EBITDA to increase approximately 20% to 36% to €14.5-16.5 million (US $15.9-18.1 million).

Investor Conference Call

The Company will host a conference call today, May 10, 2023, at 8:30 a.m. Eastern Time, to discuss its first quarter 2023 results. During the call, management will review a presentation that will be made available to download at https://investors.bragg.group/financials/quarterly-results/default.aspx.

To join the call, please use the below dial-in information:

Participant Toll-Free Dial-In Number (US/CANADA): (888) 210-4227
Participant Toll Dial-In Number (INTERNATIONAL): (646) 960-0341

United Kingdom: Toll-Free: +44 800 358 0970

United Kingdom: Toll Dial-In: +44.20.3433.3846

Conference ID: 2522980

Or join the webcast at https://investors.bragg.games under the Media section.

A replay of the call will be available until May 17, 2023 following the conclusion of the live call. In order to access the replay, dial (647) 362-9199 or (800) 770-2030 (toll-free) and use the passcode 2522980.

Cautionary Statement Regarding Forward-Looking Information

This news release may contain forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to the following: the Company’s strategic growth initiatives and corporate vision and strategy; financial guidance for 2023, expected performance of the Company’s business; expansion into new markets; the impact of the new German regulatory regime, expected future growth and expansion opportunities; expected benefits of transactions; expected future actions and decisions of regulators and the timing and impact thereof. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: the impact of any public health measures on the business of the Company; the regulatory regime governing the business of the Company;  the operations of the Company; the products and services of the Company; the Company’s customers; the growth of Company’s business, the meeting minimum listing requirements of the stock exchanges on which the Company's shares trade; which may not be achieved or realized within the time frames stated or at all; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to accurately predict its rate of growth and profitability; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

Non-IFRS Financial Measures

Statements in this news release make reference to “Adjusted EBITDA”, which is a non-IFRS (as defined herein) financial measure that the Company believes is appropriate to provide meaningful comparison with, and to enhance an overall understanding of, the Company’s past financial performance and prospects for the future. The Company believes that “Adjusted EBITDA” provides useful information to both management and investors by excluding specific expenses and items that management believe are not indicative of the Company’s core operating results. “Adjusted EBITDA” is a financial measure that does not have a standardized meaning under International Financial Reporting Standards (“IFRS”). As there is no standardized method of calculating “Adjusted EBITDA”, it may not be directly comparable with similarly titled measures used by other companies. The Company considers “Adjusted EBITDA” to be a relevant indicator for measuring trends in performance and its ability to generate funds to service its debt and to meet its future working capital and capital expenditure requirements. “Adjusted EBITDA” is not a generally accepted earnings measure and should not be considered in isolation or as an alternative to net income (loss), cash flows or other measures of performance prepared in accordance with IFRS. Adjusted EBITDA is more fully defined and discussed, and reconciliation to IFRS financial measures is provided, in Company’s Management’s Discussion and Analysis (“MD&A”) for the three-month period ended March 31, 2023.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its

proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more.

Contacts:

Yaniv SpielbergJoseph Jaffoni, Richard Land, James Leahy

Chief Strategy OfficerJCIR

Bragg Gaming Group212-835-8500 or bragg@jcir.com
info@bragg.games

Financial tables follow

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(In thousands, except per share amounts)

	Three Months Ended March 31,
	2023	2022
Revenue	22,859	19,360
Cost of revenue	(10,639)	(9,340)
Gross Profit	12,220	10,020

Selling, general and administrative expenses	(11,906)	(10,200)
Gain on remeasurement of derivative liability	(64)	—
Gain on remeasurement of consideration receivable	—	37
Gain on remeasurement of deferred consideration	270	—
Operating Income (Loss)	520	(143)

Net interest expense and other financing charges	(596)	(152)
Loss Before Income Taxes	(76)	(295)

Income taxes	(400)	(425)
Net Loss	(476)	(720)
Items to be reclassified to net loss:
Cumulative translation adjustment	(558)	584
Net Comprehensive Loss	(1,034)	(136)

Basic and Diluted Loss Per Share	(0.02)	(0.04)

	Millions	Millions
Weighted average number of shares - basic and diluted	22.1	20.0

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)

	As at	As at
	March 31,	December 31,
	2023	2022
Cash and cash equivalents	15,122	11,287
Trade and other receivables	12,495	16,628
Prepaid expenses and other assets	1,977	1,823
Total Current Assets	29,594	29,738
Property and equipment	729	660
Right-of-use assets	1,322	576
Intangible assets	40,569	41,705
Goodwill	31,662	31,662
Other assets	47	47
Total Assets	103,923	104,388

Trade payables and other liabilities	18,282	19,549
Deferred revenue	703	746
Income taxes payable	1,396	1,113
Lease obligations on right of use assets - current	395	294
Deferred consideration - current	1,121	1,176
Derivative liability - current	1,136	1,320
Loans payable	—	109
Total Current Liabilities	23,033	24,307
Deferred income tax liabilities	1,201	1,201
Non-current lease obligations on right of use assets	1,010	344
Convertible debt	5,572	6,648
Deferred consideration	2,001	2,121
Other non-current liabilities	233	233
Total Liabilities	33,050	34,854

Share capital	111,517	109,902
Broker warrants	38	38
Shares to be issued	6,982	6,982
Contributed surplus	21,503	20,745
Accumulated deficit	(72,703)	(72,227)
Accumulated other comprehensive income	3,536	4,094
Total Equity	70,873	69,534
Total Liabilities and Equity	103,923	104,388

BRAGG GAMING GROUP INC.

UNAUDITED SELECTED FINANCIAL GAAP AND NON-GAAP MEASURES

(in thousands)

	Three Months Ended March 31,
EUR 000	2023	2022
Revenue	22,859	19,360
Operating income (loss)	520	(143)
EBITDA	3,229	1,433
Adjusted EBITDA	3,894	3,040